Exhibit 99.1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON COMPLETES GRYPHON DEFINITION DRILLING AND DISCOVERS

URANIUM MINERALIZATION AT MURPHY LAKE

Toronto, ON – July 29, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report the completion of the definition drilling component of the summer exploration program at the Gryphon Zone on the Wheeler River property, and the discovery of uranium mineralization at the Murphy Lake property.

David Cates, President and CEO of Denison, commented, “We are pleased to have achieved this milestone at Gryphon just over a year after discovery of the zone, and look forward to the completion of an initial mineral resource estimate in the coming months. Additionally, the discovery of uranium mineralization at Murphy Lake provides further evidence of the prospectivity of Denison’s land package in the eastern Athabasca basin.”

Wheeler River Drilling

A total of 10,504 metres of drilling has been completed in 12 drill holes at Wheeler River as part of the Company’s summer exploration program.         . Eight of the drill holes were at the Gryphon Zone, which is located 3 kilometres northwest of the Phoenix Deposit. The drill holes were designed to complete a 50 metre x 50 metre spaced drill pattern at the Gryphon Zone and to determine the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, which intersected 3.8% eU3O8 over 4.7 metres (779.2 to 783.9 metres), followed by 8.4% eU3O8 over 1.1 metres (790.0 to 791.1 metres), which extended mineralization in the down-dip direction. Mineralization at the Gryphon Zone occurs in basement rocks, approximately 100 metres to 350 metres below the sub-Athabasca unconformity, and consists of multiple stacked high grade lenses that plunge toward the northeast.

Drilling is expected to continue with three drills until late August at Wheeler River on several target areas, all of which are in the vicinity of the Gryphon Zone. The target areas include follow up drilling of the unconformity hosted mineralization discovered 800 metres south of the Gryphon Zone during the winter drilling program earlier this year, as well as other areas of interest that could host additional basement mineralization.

The drill results, to date, from the Wheeler River summer program are summarized in Table 1. The attached Figure 1 shows the location of the drill holes on an inclined longitudinal section. As the drill holes are oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Wheeler River is located between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Table 1: Summer 2015 Wheeler River Drilling Results

Drill Hole	Location	Down-Hole Total Gamma Probe
		From (m)	To (m)	Length (m)	eU3O8 (%)[1]
WR-601	Phoenix North	No Significant Mineralization
WR-600D1[3,4]	Gryphon	585.6	593.0	7.4	0.2
WR-585AD2	Gryphon	No Significant Mineralization
WR-602[3]	Gryphon	683.0	684.0	1.0	0.4
and		727.8	729.6	1.8	0.5
WR-582D1[3,4]	Gryphon	558.0	565.4	7.4	0.1
WR-603A	Phoenix North	No Significant Mineralization
WR-604[2]	Gryphon	779.2	783.9	4.7	3.8
and		790.0	791.1	1.1	8.4
WR-605	Phoenix North	No Significant Mineralization
WR-594D2	Gryphon	No Significant Mineralization
WR-606D1[2,4]	Gryphon	533.5	535.1	1.6	1.6
WR-607	Phoenix North	No Significant Mineralization
WR-610	Gryphon	No Significant Mineralization

Notes:	1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
2. Composited above a cutoff grade of 1.0% eU3O8
3. Composited above a cutoff grade of 0.05% eU3O8
4. Distances are measured from the wedge, not from surface

Murphy Lake Drilling

At the Murphy Lake property, the first drill hole of a planned four drill hole program successfully intersected a new zone of uranium mineralization. Drill hole MP-15-03 intersected 0.2% eU3O8 over 6.9 metres (270.0 to 276.9 metres) at the sub-Athabasca unconformity. Mineralization is associated with a zone of strong sandstone alteration including desilicification and clay over a hematite cap. Basement rocks immediately below the mineralization consist of graphitic pelitic gneisses cut by faults. The target was an east-west oriented resistivity low anomaly that was previously tested by only one drill hole. That drill hole was located 400 metres to the east and was flagged for follow-up due to significant sandstone alteration above graphitic basement rocks. A location map for the Murphy Lake property is attached as Figure 2.

Three additional drill holes have been completed to follow up on the mineralization in drill hole MP-15-03. While none of the holes intersected mineralization, all encountered significant structure and alteration, suggesting the presence of a highly prospective system which is open to the west and likely to the east. The summer drilling for 2015 is complete and follow up drilling is being planned for January, 2016.

Murphy Lake property is located approximately 30 kilometres northwest of the McClean Lake mill in the Athabasca Basin in northern Saskatchewan. Denison is the operator and as at December 2014 held a 58.94% interest in the project. Anthem Resources Inc. holds the remaining interest in the project.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the

McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact
David Cates President and Chief Executive Officer	(416) 979-1991 ext 362

Sophia Shane Investor Relations	(604) 689-7842

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Gryphon Zone High Grade Uranium Discovery at Wheeler River

DENISON MINES

Gryphon Zone Upper Lens Inclined Longitudinal Section (Oriented 015/45E) July 29, 2015

SW
NE
Sub-Athabasca unconformity
WR-595 0.5% / 1.5 m (UC) and 0.1% / 5.5 m (Bsmt)
WR-591 (Bsmt) 0.5% / 1.0 m
WR-590 (Bsmt) 0.1% / 1.0 m and 0.1% / 1.0 m and 0.2% / 1.5 m and 0.3% / 1.5 m and 0.3% / 2.5 m
WR-589 (Bsmt) 0.6% / 1.0 m and 0.3% / 2.0 m
WR-592 (Bsmt) 0.4% / 1.5 m
WR-599 (Bsmt) 0.3% / 1.0 m
WR-598 (Bsmt) 0.5% / 1.0 m
WR-597 4.5% / 4.5 m (UC) and 1.8% / 1.0 (Bsmt)
WR-593 (Bsmt) 0.2% / 2.0 m
WR-574 5.0% / 2.0 m and 1.5% / 1.0 m and 14.8% / 2.0 m
WR-574D1 (Bsmt) 1.0% / 1.0 m and 1.5% / 1.5 m and 8.1% / 1.0 m and 1.3% / 1.5 m
WR-576 0.2% / 1.0 m
WR-580 2.7% / 2.0 m
WR-575 0.5% / 2.0 m
WR-572 2.5% / 1.0 m and 9.5% / 1.0 m and 1.8% / 1.0 m and 2.1% / 1.0 m
WR-584B 7.9% / 4.5 m
WR-560 21.2% / 4.5 m (Lower Lens)
WR-577D1 0.2% / 2.0 m and 0.5% / 1.0 m
WR-571D2 (Bsmt) 3.9% / 5.5 m and 5.0% / 1.5 m
WR-602 0.5% / 1.8 m and 0.4% / 1.0 m
WR-556 15.3% / 4.0 m
WR-570 0.3% / 10.5 m and 0.3% / 3.0 m
WR-569A 2.4% / 1.0 m and 1.1% / 1.5 m and 3.8% / 3.0 m and 13.2% / 3.5 m and 12.4% / 1.0 m and 4.9% / 9.0 m and 3.6% / 2.0 m
WR-567 1.7% / 1.0 m and 1.6% / 3.0 m
WR-600D1 0.2% / 7.4 m
WR-582 3.8% / 3.0 m
WR-582D1 0.1% / 7.4 m
Gryphon Zone
WR-564 1.2% / 1.0 m and 1.4% / 1.0 m and 1.5% / 1.0 m and 6.6% / 2.0 m and 3.4% / 1.0 m and 1.2% / 1.0 m and 2.1% / 1.0 m
WR-571 8.8% / 2.5 m and 1.9% / 1.0 m
WR-583 3.7% / 2.0 m
WR-583D2 1.7% / 2.5 m and 1.1% / 1.0 m and 3.6% / 1.0 m
WR-604 3.8% / 4.7 m and 8.4% / 1.1 m
WR-578 0.5% / 4.5 m
WR-606D1 1.6% / 1.6 m
WR-573D1 22.2% / 2.5 m and 1.5% / 1.0 m
Cross Section
Sub-Athabasca unconformity
WR-597 (Unconformity) 4.5% / 4.5 m
WR-595 (Unconformity) 0.5% / 1.5 m
WR-595 (Basement) 0.1% / 5.5 m
WR-597D1
WR-597 (Basement) 1.8% / 1.0 m
WR-595
WR-597
WR-599
Pelite
Graphitic Pelite
Quartzite
Pegmatite
Sandstone
100 m
ATHABASCA BASIN
Uranium mines and deposits
Uranium mill
50 km
Midwest, Midwest A 49 million lbs. U_3O_8 (Ind)
Cigar Lake 217 million lbs. U_3O_8 (P&P)
McArthur River (P2N) 361 million lbs. U_3O_8 (P&P)
Wheeler River
Phoenix Deposit 70 million lbs. U_3O_8 (Ind)
Key Lake Mill
Sandstone
Basement
Mineralization Grade x Thickness >1 m%
Mineralization Grade x Thickness >20 m%
Drill hole pierce point – Mineralized
Drill hole pierce point – Not significantly mineralized
Assay results pre-summer 2015 (%U_3O_8)
Equivalent uranium results summer 2015 (%eU_3O_8)
100 m
This figure to accompany news release dated July 29, 2015.

Figure 1: Location of the Gryphon Zone summer 2015 drill holes on an inclined longitudinal section.

Figure 2: Location map for the Murphy Lake property.